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                UNITED STATES                 OMB Number:          3235-0058
     SECURITIES AND EXCHANGE COMMISSION       Expires:        April 30, 2009
           Washington, D.C. 20549             Estimated average burden hours
                                              per response............  2.50
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                                                      SEC FILE NUMBER
                 FORM 12b-25                             000-49891
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         NOTIFICATION OF LATE FILING                   CUSIP NUMBER
                                                         78412U101
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(Check one):   |_| Form 10-K and Form 10-KSB |_| Form 20-F  |_| Form 11-K
               |X|  Form 10-Q  | | Form 10-D |_| Form N-SAR |_| Form N-CSR
               For Period Ended: March 31, 2007
                                 -----------------------------------------------

               |_|   Transition Report on Form 10-K
               |_|   Transition Report on Form 20-F
               |_|   Transition Report on Form 11-K
               |_|   Transition Report on Form 10-Q
               |_|   Transition Report on Form N-SAR
               For the Transition Period Ended:_________________________________

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

SES SOLAR INC.
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Full Name of Registrant

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Former Name if Applicable

129, route de Saint-Julien
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Address of Principal Executive Office (Street and Number)

1228 Plan-les-Ouates, Geneva, Switzerland
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Quarterly Report on Form 10-QSB for the three month period ended March 31, 2007 could not be filed within the prescribed time period due to unforeseen delays arising in its preparation. The Registrant's accountants need additional time to review the Registrant's financial statements with the Registrant, and the review could not be completed within the prescribed time period without unreasonable effort and expense. The Registrant anticipates that its Quarterly Report on Form 10-QSB, for the three month period ending March 31, 2007, will be filed on or before the 5th calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     Jean-Christophe Hadorn         +41-22               884-1484
     ----------------------       -----------       -----------------
             (Name)               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?            Yes |X|  No |_|


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant's comprehensive net loss for the fiscal quarter ended March 31, 2007 was approximately $395,000, as compared to a comprehensive net loss of approximately $159,000 for the fiscal quarter ended March 31, 2006, subject to review and change. The increased net loss was the result of increased personnel costs, increased research and development expenses and consulting expenses.

                                 SES SOLAR INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date           May 15, 2007                By  /s/ Jean-Christophe Hadorn
               ------------------              ---------------------------------
                                               Jean-Christophe Hadorn
                                               Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
           Intentional misstatements or omissions of fact constitute
               Federal criminal violations (see 18 U.S.C. 1001).